EXHIBIT 99.1

China Lodging Group Completes Transaction for Strategic Alliance With AccorHotels

SHANGHAI, China, Jan. 27, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced that it has completed the transaction of strategic alliance with AccorHotels.

Under the terms of the agreement, the AccorHotels’ economy hotel business progressively integrates into China Lodging Group’s network. China Lodging Group is now the master franchisee for Mercure, ibis Styles and ibis in mainland China, Taiwan and Mongolia. AccorHotels’ Grand Mercure and Novotel brands will be developed and operated by both AccorHotels and China Lodging Group under a co-development agreement.

China Lodging Group will also take a non-controlling stake of 29.3% in AccorHotels’ Luxury and Upscale operating platform for Greater China. This platform will develop and operate brands including Sofitel, Pullman, MGallery by Sofitel. It will also develop and operate the Grand Mercure and Novotel brands as per the Co-Development agreement for these brands. China Lodging Group appoints two representatives (out of five) to the joint venture’s Board of Directors.

AccorHotels will have a 10.8% stake in China Lodging Group, including newly issued 24,895,543 ordinary shares at a price of $6.6375 per ordinary share (or 9.0% of China Lodging Group’s outstanding shares after issuance; 4 ordinary shares=1 American depositary shares) and the Company’s American depositary shares purchased by AccorHotels from the open market. AccorHotels appoints one representative to China Lodging Group’s Board of Directors.

The combined hotel networks represent more than 6,500 hotels worldwide, and the two loyalty programs have more than 75 million members. After linking both global reservation system and loyalty programs, the two groups will have expanded distribution channels, which attract more customers.

“We are excited to finally complete this transaction,” commented Mr. Ji Qi, the founder and Chairman of China Lodging Group. “We create value by combining the distribution and strengths of Huazhu and AccorHotels, enhancing our competitiveness in a quickly evolving marketplace. The combined brand portfolio provides a full coverage from economy hotels to luxury hotels, and is unrivaled in China.”

“Our unparalleled local expertise with AccorHotels’ brands will create a hospitality powerhouse which will deliver unprecedented value to both groups, our partners, and our customers,” Mr. Ji concluded.

About AccorHotels

AccorHotels is a Group united by a shared passion for hospitality and driven by a shared promise to make everyone Feel Welcome.
Over 180,000 women and men in nearly 3,800 AccorHotels properties look after thousands of guests every day in 92 countries.
AccorHotels is the world's leading hotel operator and offers its customers, partners and employees:
- its dual expertise as a hotel operator and franchisor (HotelServices) and a hotel owner and investor (HotelInvest);
- a large portfolio of internationally renowned brands covering the full spectrum, with luxury (Sofitel, Pullman, MGallery, Grand Mercure, The Sebel), midscale (Novotel, Suite Novotel, Mercure, Adagio) and economy (ibis, ibis Styles, ibis budget, adagio access and hotelF1) properties;
- the strength of its marketplace and its Le Club AccorHotels loyalty program;
- almost half a century of commitment to corporate citizenship and solidarity with the PLANET 21 program.
For more information, please visit http://www.accorhotels-group.com.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of December 31, 2015, the Company had 2,763 hotels or 278,843 rooms in operation in 352 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2015, China Lodging Group operates 27 percent of its hotel rooms under lease model, 73 percent under manachise and franchise models. For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Ida Yu
Sr. Manager of Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com